EXHIBIT A

SCHEDULE OF TRANSACTIONS

Date of Transaction	Number of Shares Acquired	Price Per Share*
February 9, 2017	24,803	$8.86
February 10, 2017	7,095	$8.86
February 13, 2017	14,600	$9.00
February 14, 2017	50,400	$9.02

*The Price Per Share reported above is a weighted average price. The Shares were sold in multiple transactions at prices ranging from: $8.72 to $8.90 (February 9, 2017); $8.84 to $8.91 (February 10, 2017); $9.00 to $9.00 (February 13, 2017); and $9.00 to $9.05 (February 14, 2017). Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares purchased at each separate price within the ranges set forth above.